BD 3/4

08026606

UNITEDSTATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-1 7A-5
PART III

SEC FILE
8-66069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIMARY CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET, 20TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN ZUCKER 732-536-4646
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
(Name - if *individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE, SUITE J (Address) MARLTON (City) NJ (State) 008053 (Zip Code)

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC 100

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/08

OATH OR AFFIRMATION

I, BRIAN ZUCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIMARY CAPITAL, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2011

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital,
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 150-3.
- ☐ (i) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 150-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (1) An Oath or Affirmation.
- ☐ (in) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit,

"For conditions of confidential treatment of certain portions of thisfiling, see section 240.17a-5(e)(3).

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, New Jersey 080253
(856) 346-2828 Fax (856) 396-0022

INDEPENDENT AUDITORS' REPORT

To the Member
Primary Capital

We have audited the accompanying statement of financial condition of Primary Capital, L.L.C. as of December 31, 2007 and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primary Capital, L.L.C as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 23, 2008

PRIMARY CAPITAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS	
Cash	$ 321,398
Deposit	25,441
Commissions receivable	9,651
Equipment - net	1,576
Other assets	190
TOTAL ASSETS	$ 358,256

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 168,729
Total liabilities	168,729
COMMITMENTS AND CONTINGENCY	-
MEMBER'S CAPITAL	189,527
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 358,256

The accompanying notes are an integral part of these financial statements.

PRIMARY CAPITAL, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions	$ 67,322
Investment banking fees	188,500
Trading income	4,878
Interest and dividend income	2,508
TOTAL REVENUES	263,208
EXPENSES	
Consulting	124,175
Organization costs	116,287
Compensation	56,149
Legal fees	51,142
Rent	55,966
Commission	59,988
Travel and entertainment	48,940
Office	52,437
Depreciation	83
Other	41,978
TOTAL EXPENSES	607,145
NET LOSS	$ (343,937)

The accompanying notes are an integral part of these financial statements.

PRIMARY CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance, January 1, 2007	$ -	$ -	$ -
Member's contributions	533,464	-	533,464
Net loss	-	(343,937)	(343,937)
Balance, December 31, 2007	$ 533,464	$ (343,937)	$ 189,527

The accompanying notes are an integral part of these financial statements.

PRIMARY CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(343,937)
Depreciation	83
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase in deposit	(25,441)
Increase in commissions receivable	(9,651)
Increase in other assets	(190)
Increase in liabilities	168,729
Total adjustments	133,447
Net cash used in operating activities	(210,407)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(1,659)
Net cash used in investing activities	(1,659)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	533,464
Net cash provided by financing activities	533,464
NET INCREASE IN CASH	321,398
CASH - BEGINNING OF YEAR	-
CASH - END OF YEAR	$ 321,398

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Primary Capital, L.L.C., (the "Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation.

The Company was organized as a limited liability company in the state of Delaware on November 16, 2000. The Company had several name changes; the prior name of the Company was DRF Business and Financials Services, LLC. The Company filed a Certificate of Amendment to change it its name to Primary Capital, LLC with the state of Delaware on March 23, 2007. Leo Capital Markets, LLC is the parent of the Company.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

The Company is organized as a Limited Liability Company (L.L.C.). Under these provisions, the Company is taxed as a partnership for federal and state income tax purposes. The Company does not pay corporate income taxes on its taxable income. Instead, the member is liable for its income taxes.

START-UP COSTS

The Company adopted Statement of Position No. 98-5 ("SOP 98-5"), "Reporting the Costs of Start-up Activities." SOP 98-5 requires that all non-governmental entities expense the cost of start-up activities, including organizational costs as those costs are incurred.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions, which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000. The uninsured balance is $221,398 as of December 31, 2007

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs are charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterment. Depreciation expense was $83 for the year ended December 31, 2007.

NOTE 2. CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The Company has restricted $25,000 of its cash per the clearing agreement with North American Clearing. (See note 6)

NOTE 3. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had regulatory net capital of $187,761, and a minimum regulatory net capital of $11,249. The Company's ratio of aggregate indebtedness to net capital was 0.89 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4. RELATED PARTIES

The Company conducts business with its parent company Leo Capital Markets. The Company remits commissions and accrues expenses owed to the parent company on a monthly basis. (See Note 10)

NOTE 5. DUE FROM BROKER

Accounts receivable from the clearing organization represent the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2007 the balance owed by the clearing organization was $9,651. The Company has not established an allowance as it anticipates collection of the entire receivable.

NOTE 6. DEPOSIT WITH BROKER.

The Company has a deposit with its clearing organization in the amount of $25,441 as of December 31, 2007. The minimum deposit amount required is $25,000

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 is as follows:

Computer	1,659
Less: Accumulated depreciation	(83)
	$ 1,576

Depreciation expense was $83 for the year ended December 31, 2007.

NOTE 8. ACCOUNTS PAYABLE

The accounts payable are comprised of outstanding expenses and accrued commissions due as of December 31, 2007.

NOTE 9- DUE TO PARENT COMPANY

Due to Parent Company included in accounts payable represents the net amount relating to expenses that the parent company pays on behalf of Primary Capital, L.L.C. As of December 31, 2007, the balance owed to the parent company was $83,087.

NOTE 10. RENT

The Company leases office space under a three month lease agreement that renews every three months. The Company has the right to terminate the lease agreement at the end of the three month Currently; the Company is paying approximately $12,000 per month as a base rent until the lease ends.

Rent expense for the year ended December 31, 2007 was $55,966.

SUPPLEMENTAL INFORMATION

PRIMARY CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital		
Total member's capital from statement of financial condition		$ 189,527
Less: Non-allowable assets		
Due from related party	190	
Equipment - net	1,576	
Total non-allowable assets		1,766
NET CAPITAL		$ 187,761
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $168,729 pursuant to Rule 15c3-1		$ 11,249
Minimum dollar per capital requirements of reporting broker/dealer		$ 5,000
Minimum net capital requirements of reporting broker/dealer		$ 11,249
EXCESS NET CAPITAL		$ 176,512
Computation of Aggregate Indebtedness		
Accounts payable		$ 168,729
Percentage of aggregate indebtedness to net capital		89.86%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was prepared as there was a material difference between the company's computation of net capital and the computation contained herein.

PRIMARY CAPITAL, L.L.C.
RECONCILIATION OF THE MEMBER'S COMPUTATION OF NET CAPITAL AS REPORTED IN THE UNAUDITED PART IIA OF FORM X-17A-5 AND THE COMPUTATION CONTAINED HEREIN
DECEMBER 31, 2007

Total member's equity as reported in form X-17A-5 Part IIA	$ 294,185
Less: organization costs asset auditor adjustment*	(104,658)
Total member's equity as reported in audited financial statements	189,527
Less: non-allowable assets as filed in form X-17A-5 Part IIA	(106,424)
Add: organization costs asset auditor adjustment	104,658
Net capital as presented in form X-17A-5 Part IIA	$ 187,761
Net capital as reported	$ 187,761

* The auditor suggested to expense organization costs rather than capitalize them per generally accepted accounting principles .The auditor's entry only affected a non-allowable asset.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, New Jersey 08053
(856) 346-2828 Fax (856) 396-0022

REPORT ON INTERNAL CONTROL

To the Member
Primary Capital, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Primary Capital, L.L.C., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (e). We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all the deficiencies in internal control and control activities fro safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 23, 2008

PRIMARY CAPITAL, L.L.C.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

END